Kirkland Lake Gold Ltd.

(the "Company")

FORM OF PROXY ("PROXY")

Annual and Special Meeting
June 30, 2020 at 4:30 p.m. Toronto time
Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2800
Toronto, Ontario M5J 2J1
(the "Meeting")

RECORD DATE: May 22, 2020
CONTROL NUMBER:
SEQUENCE #:
FILING DEADLINE FOR PROXY: June 26, 2020 at 4:30 p.m. Toronto time

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned hereby appoints **Anthony Makuch, President and Chief Executive Officer** of the Company, whom failing **Jennifer Wagner, Vice President Legal and Corporate Secretary** of the Company (the "Management Nominees"), or instead of any of them, the following Appointee

Please print appointee name

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

	FOR	AGAINST
1. Number of Directors		
To Set the Number of Directors at 8.	☐	☐

	FOR	WITHHOLD
2. Election of Directors		
a) Jonathan Gill	☐	☐
b) Peter Grosskopf	☐	☐
c) Ingrid Hibbard	☐	☐
d) Arnold Klassen	☐	☐
e) Elizabeth Lewis-Gray	☐	☐
f) Anthony Makuch	☐	☐
g) Barry Olson	☐	☐
h) Jeff Parr	☐	☐
3. Appointment of Auditor		
To appoint **KPMG LLP, Chartered Professional Accountants** as auditor of the Company and authorize the Board to fix their remuneration.	☐	☐

	FOR	AGAINST
4. Advisory Resolution on Approach to Executive Compensation		
To consider and, if deemed appropriate, pass, with or without variation, a non-binding advisory resolution on the Company's approach to executive compensation.	☐	☐
5. Long Term Incentive Plan		
To consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving certain amendments to the Company's long term incentive plan (the "LTIP") and all unallocated share units issuable under the LTIP, as further described in the management information circular dated May 29, 2020.	☐	☐
6. Deferred Share Unit Plan		
To consider and, if deemed appropriate, pass, with or without variation, an ordinary resolution approving certain amendments to the Company's deferred share unit plan (the "DSU Plan") and all unallocated deferred share units issuable under the DSU Plan, as further described in the management information circular dated May 29, 2020.	☐	☐

This proxy revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME	*Signature of registered owner(s)* *Date (MM/DD/YYYY)*

TSX Trust

Proxy Voting – Guidelines and Conditions

1. **THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY.**

2. **THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.**

3. **If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.**

4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5. **Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof.** Such right may be exercised by inserting in the space labeled "*Please print appointee name*", the name of the person to be appointed, who need not be a security holder of the Company.

6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the security holders of the Company.

7. To be valid, this proxy must be filed using one of the ***Voting Methods*** and *must be received by TSX Trust Company* before the ***Filing Deadline for Proxies***, noted on the reverse or, in the case of any adjournment or postponement of the Meeting, not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy. The time limit for the deposit of proxies may be waived or extended by the Chair of the Meeting at his or her discretion.

8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security holder may be required to provide documentation evidencing the signatory's power to sign the proxy.

9. Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

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